VIA EDGAR Heather Clark Claire Erlanger U.S. Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing 100 F Street, N.E. Washington, D.C. 20549

New York

3 World Trade Center
175 Greenwich Street
New York, NY 10007

Pamela L. Marcogliese

T +1 (212) 277-4000

T +1 (212) 277-4016 (direct)

E pamela.marcogliese@freshfields.com

freshfields.us

Doc ID - US-LEGAL-13104155/2

Our Ref - 174909-0002

October 24, 2024

RE:	Sonoco Products Company
Form 10-K for the Year Ended December 31, 2024
Form 10-Q for the Quarter Ended June 30, 2024
File No. 001-11261

Dear Ms. Clark and Ms. Erlanger:

On behalf of our client, Sonoco Products Company (the “Company”), we are submitting this letter in response to your correspondence dated October 15, 2024, received from the staff of the Division of Corporation Finance (the “Staff”) relating to the above-referenced filings of the Company (the “Correspondence”).

In the Correspondence, you requested that the Company respond to the comments contained therein within ten business days or advise the Staff when the Company will respond. As discussed with the Staff on October 23, 2024, the Company respectfully requests an extension of the original due date in order to allow the Company to prepare a response to the Staff’s comments. We anticipate that the Company’s response will be submitted to your office no later than November 15, 2024.

If you have any questions relating to the foregoing, please contact me at (212) 277-4016 or pamela.marcogliese@freshfields.com.

Very truly yours,

/s/ Pamela L. Marcogliese

Pamela L. Marcogliese

cc:	John M. Florence, Jr., General Counsel & Secretary, Sonoco Products Company
Robert R. Dillard, Chief Financial Officer, Sonoco Products Company
Aditya Gandhi, Chief Accounting Officer, Sonoco Products Company